UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

Amendment #1

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)

OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Raytec Corporation

(Name of Small Business Issuer in the Charter)

Nevada	88-0384523
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

7015 SW McEwan Road

Lake Oswego, Oregon 97035

(Address of Principal Executive Offices and Zip Code)

503-620-2073

(Issuer’s Telephone Number)

Securities to be registered under Section 12(b) of the Act:  None.

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
____________________________________	____________________________________

Securities to be registered under Section 12(g) of the Act:

Common Stock, no par value

(Title of Class)

PART I

Raytec Corporation (“We”, “Our”, “Raytec”, or the “Company”) is voluntarily filing this Form 10-SB registration statement to make information concerning our business plan, including financial statements, available to the public and investment community as well as our existing and potential investors and to provide information if a trading market commences. The Company intends to continue to file all interim and periodic reports as required under Section 13(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act") and by the Securities and Exchange Commission (SEC) in order to remain in compliance with all applicable securities rules and regulations relating to reporting companies. The Company is also filing this registration statement on a voluntary basis to comply with the requirements for listing of our securities for public trading on the over-the-counter Electronic Bulletin Board ("OTCBB"). Under National Association of Security Dealers ("NASD") rules, in order for a company to become listed on the OTCBB, it must be a reporting company under the Exchange Act.

ITEM 1.    DESCRIPTION OF BUSINESS

Business Development

Raytec Corporation was incorporated under the laws of Nevada on January 27, 1998. From incorporation until October 2003, the Company operated as a wholly-owned subsidiary of Raytec Development Corp. (“Development”), a public company in Vancouver, British Columbia, Canada whose common shares trade on the TSX Venture Exchange.  Development incorporated the Company in order to consolidate its United States operating assets which it began to acquire in 1993. Certain of the Company’s operations have an operating history since 1979. The Company operated as a wholly-owned subsidiary of Development until Fiscal 2004 when the Company completed the sale of 2,000,000 common shares at a price of $0.17 per share. Development currently holds 8,000,000 common shares of the Company which is an 80% interest.

The Company’s principal executive offices are located at 7015 SW McEwan Road, Lake Oswego, Oregon, 97035. The telephone number is (503) 620-2073 and the fax number is (503) 620-2372.

Business of the Issuer

Raytec is a developer, manufacturer, and distributor of perishable control systems, primarily for the grocery industry. The Company’s products are designed to reduce product shrink, maintain freshness and protect perishables from bacteria, mold and fungi. We believe we have a leading market share in Perishable Food Control Systems for the retail and wholesale grocery industry in the United States. We also provide service, including installation, maintenance and emergency service, of our installed products. Our other products include water filtration and purification equipment.

Our primary customers are wholesale and retail grocery chains. Our products are used in the produce display cases to maintain freshness of produce and reduce shrink; in service cases and cold storage units to maintain the proper humidity levels and eliminate odors; in riping rooms to ensure the proper shelf-life of product; and water treatment for its misting products as well as for other water-sensitive equipment.

Background on the Grocery Industry

In the United States, total retail grocery store sales are about $450 billion a year. Of that total, approximately one-third is from perishable items, including produce, meat and seafood, bakery and deli. Many shoppers select their primary supermarket by the quality of the perishable departments. At the same time, these departments are the most susceptible to higher costs and loss due to spoilage and shrink as the merchandise is often delicate and has a limited shelf life.

Although total grocery sales in the United States are relatively static and have grown at a level approximately equal to the rate of inflation over the last 15 years, produce sales have captured a higher percentage of overall grocery sales. Changing dietary habits as well as demand for more ethnic goods has caused the average number of produce items in American supermarkets to more than double over the last 5 years. At the same time, consumers are demanding fresher and higher quality produce, including those that are organic and locally-grown. Grocery and supermarkets is historically a low profit margin sector overall, although produce represents one of the highest profit margin departments within a store. Therefore, the ability to offer consumers a greater and fresher selection of perishables while being able to maintain their profit markets by reducing the effects of shrink and spoilage is of primary concern to the grocery industry.

Company Products

Our products are designed to maintain quality and extend shelf life of perishable goods. We primarily sell our products under the Fractal/Astech brand names.  Currently, we believe we are the largest service provider for produce misting and humidification products in the United States.

Perishable Control Systems

Produce Misting – Benchmark Low Profile Mist Bar

By misting produce, the moisture content of the product is maintained which improves appearance and maintains freshness. Misting reduces produce shrink by an average of 50%.

Our Benchmark Low Profile Mist Bar is the best selling low profile misting system in the industry. It is available in black or white and is largely hidden from the shopper as it easily attaches within the produce display case. It is easy and quick to install as components snap-together and can be fitted to any produce case configuration, including multi-deck, open bed, or conventional displays. The individual misting nozzles feature 180 degree adjustability which gives precise coverage over the product and reduces over-misting.

Service Case Humidification – VaporTrex (“SCH System”)

Service Cases are primarily used in the meat, seafood, deli and floral departments. They feature glass fronts to display the product to the customer and sliding doors in back to allow the store personnel to access the product. Dehydration and drying from the refrigeration can quickly cause shrinking and deterioration of the displayed product. Our SCH System maintains the proper humidity levels which maintain the product’s freshness and appearance.

The SCH System contains a unique humidification nozzle that utilizes a automatic drawback valve (“ADM”) to provide each service case with an atomized air/water mixture to maintain a specified humidity level. Because the system uses a spontaneous water flow, there are no water reservoirs to clean and maintain. Separate product displays can have independent settings, and adjacent service case departments, such as meat, seafood, deli and floral, can utilize a single System.

Our SCH System reduces shrink by up to 50%, and provided improved product quality and appearance. Product can be openly displayed instead of shrink-wrapped. The System is low maintenance and can be installed in any service case. SCH is growing in popularity as large retailers move from conventional ice service cases to “iceless” service cases.

Ripening Room Humidification/Cold Storage – VaporTrex HP

Perishable products are often stored in cold storage units to maintain freshness, while certain fruits and vegetables are often ripened in special cold rooms before sale. The food marketing chain requires storage to balance supply and demand between harvest and sale. The refrigeration of these units can dry out the product, thus negatively affecting the appearance and quality of the product.

Our humidification equipment can maintain a room’s relative humidity and prevent the moisture loss and maintain freshness of perishable products. Utilizing fully adjustable and dripless nozzles, timer modules, humidistat controllers and tubing, the System can be customized for any application and room size. Precise moisture levels can be maintained by the automatic controller, thus reducing labor and eliminating the hazard of wet floors.

Antimicrobial Products

Background

Significant progress has been made in controlling classic waterborne diseases caused by certain bacteria, viruses and other microorganisms. While many water processes such as filtration may achieve pathogen reduction, it is generally understood that chemical compounds or physical methods, particularly ultraviolet light, are needed to carry out disinfection. In addition to chlorine and hypochlorites (bleach), there are several other chemical compounds with specific disinfection or antimicrobial properties.

In addition to water, food in itself can generate pathogenic microorganisms and toxins. Consumers are generally aware of bacterial pathogens such as coliforms (E coli), salmonella, and Lysteria.  Hepatitis and other viral agents are also contaminants found in food, primarily raw seafood. In general, the U.S. Food and Drug Administration (FDA), in conjunction with the Environmental Protection Agency (EPA), are responsible for regulating substances used to control microorganisms and formulating programs to establish standards for food safety.

In 1998, Congress passed the Antimicrobial Regulation Corrections Act (Congressional Record - Senate, S12265, October 9, 1998) to clarify the roles of the EPA and the FDA regarding the regulation of antimicrobial products on food. In addition, the FDA in 1997 introduced a program called Hazard Analysis Critical Control Points (HACCP), which focuses on identifying and preventing hazards that could cause food borne illnesses.

Disinfectants or antimicrobials are used by the food industry to directly or indirectly treat food or surfaces that come in contact with food. Water and ice are two key elements that require particular attention, as both are extensively used in food processing, transportation and retail displays. The most common types of antimicrobials are:

•

Chlorine

•

Hypochlorites (bleach)

•

Chlorine Dioxide

•

Iodine Compounds (Iodophors)

•

Quaternary Ammonium Compounds

•

Peracetic Acid

•

Acid Anionic Surfactants

•

Ozone

•

UV Radiation

The selection of a sanitizer depends on several factors: (1) type of equipment to be sanitized, (2) water hardness, (3) availability of application equipment, (4) specific site conditions and (5) cost. The dominant disinfection technology in the US is still chlorine (free residual chlorine), primarily due to its low cost. However, chlorine, particularly in its gaseous form, presents several handling problems and is primarily used by large potable water facilities. Also, chlorine is not able to penetrate bacteria films (biofilms) and its activity decreases in very hard water. In general, sanitizers work better on clean surfaces, therefore, sanitizers such as acid anionics are formulated with surfactants to remove dirt particles and allow the sanitizer to work more effectively.

Raytec's product offering in antimicrobials includes proprietary technology in chlorine dioxide and acid anionics.  Both of these chemicals are very effective antimicrobials and offer benefits in specific applications. We also use sodium hypochlorite to sanitize misting and humidification systems as well as UV radiation as a complement to Reverse Osmosis (“RO”) systems.

Dry Media Chlorine Dioxide Technology  (dmClO2ä)

Chlorine dioxide is a well-known oxidizing antimicrobial and sanitizing compound used extensively in industrial and food related applications. Chlorine dioxide is effective against a broad spectrum of microorganisms and is extensively used in the pulp and paper industry and in drinking water. Both of these applications account today for the bulk of the total utilization of chlorine dioxide in its traditional forms (gas and solutions). The use of chlorine dioxide in the food industry is still relatively new, and in the last two years the Food and Drug Administration (FDA) has opened up further uses for this technology. In 1999, the FDA approved the use of acidified sodium chlorite (acidified sodium chlorite in the presence of water generates chlorine dioxide) as an antimicrobial for seafood processing water and for fruits and vegetables that are raw agricultural commodities.

For large-scale applications such as drinking water and pulp and paper applications, chlorine dioxide must be generated in-situ due to its unstable nature. For smaller applications, such as food related uses, chlorine dioxide has traditionally been used as a water solution which has limitations from a cost-effectiveness standpoint as well as having handling problems. The use of chlorine dioxide generated in-situ falls in the category of a commodity chemical. The discovery of dry-media chlorine dioxide is based on the reactivity of sodium chlorite with an acid in the presence of water or moisture.

Avantec Technologies (“Avantec”) has developed proprietary technology that allows the generation of specific concentrations of chlorine dioxide by controlling the reaction between water and the reactants. Like Raytec, Avantec is majority owned by Raytec Development and has management-in-common. Currently, the Company is developing new products for its existing markets utilizing Avantec’s proprietary technology. It is management’s intention that Raytec will also utilize and market Avantec’s proprietary chlorine dioxide products in niche markets where the use of smaller and precise quantities of chlorine dioxide provides significant value to the user.

Water Filtration & Purification

Many of our products, particularly the misting and humidification products, utilize water in their operation. Minerals or other sediments contained within the water can often cause clogging and loss of pressure in tubing and nozzles. Our filtration and purification products remove dirt, sediment and other suspended solids thus preventing clogging and damage to the applications. It also reduces potential damage to secondary surfaces, such as windows, mirrors, and cases, caused by minerals found in hard water. These systems can also be used with other water sensitive equipment, including ice makers, bakery proofers, boilers, steamers and cooling towers. Our systems utilize several different technologies depending upon the specific location and need. These include conventional sediment and carbon filters, as well as reverse osmosis systems, and can treat between 16 and 1,000 gallons of water per day.

Service and Maintenance

Through a network of field technicians, we provide our product customers with installation, preventive maintenance and emergency services. Revenue is obtained from several sources, including:

Installation of New Equipment

Regular Service Calls

Emergency Calls

Sale of Parts

Maintenance Contracts

The majority of our current revenue in this segment is obtained from service contracts with major customers. Currently, we have a $1.1 million annual service contract with Winn-Dixie stores to provide preventive maintenance on its misting and humidification equipment for over 1,100 of its stores.

Other products

Although our primary market is currently the supermarket industry, our products have applications in other industries. Our equipment has been purchased for use in greenhouses, cement curing, environmental testing, and several other applications.

New Products Under Development

Odor Management – NosGUARD

Unpleasant odors can be caused by a number of factors including bacterial presence, food processing and processes.  At present problems exist in display and service cases. Odors can spread unwanted flavors from product to product as well as serving as a negative influence on consumer buying decisions who will often perceive the presence of odors to mean the product is old, less fresh and of a lower quality.

NosGUARD is a product designed by Avantec Technologies and is designed to eliminate odors in confined spaces. It is a deodorizing Sachet filled with inorganic dry-media chlorine dioxide powder. Chlorine dioxide kills odor-causing bacteria and oxidizes chemical odors.  When exposed to atmospheric air, low concentrations of chlorine dioxide are released. The gas chemically neutralizes odors, while other products simply mask odors with fragrances. NosGUARD features the slow release of chlorine dioxide gas into air for prolonged applications and eliminates the source of odors instead of masking them.  Avantec currently is waiting on EPA approval for the use of this product. Once approval is received, Raytec intends to begin marketing the product to the grocery industry.

Service Case Sanitation System

The service case sanitation system utilizes Avantec’s food surface sanitation product SurfGUARD to reduce shrink and combat odors and microbiological growth in produce display cases.

Recently approved by the EPA (reg #72874-4) product is incorporated into a sanitation kit for use to clean produce misting bars and eliminate bacteria that builds up in the mist bar and is transferred to product.  Bacteria within the mist bar can contribute to the growth of bacteria, mold and fungi reducing the product shelf life.  SurfGUARD is an integral part of our future service offering.  SurfGUARD is a powerful antimicrobial agent which also eliminates ethylene gas, which acts as a ripening agent and can lead to accelerated decay of produce.

By utilizing the SurfGUARD system, the freshness and appearance of produce displays are improved while dangerous microbiological growth reduced. Testing and deployment demonstrates a very quick payback of the product cost through reduced shrinking and increased product sales.

Produce Misting – Low Profile Locking Mist Bar

By misting produce, the moisture content of the product is maintained which improves appearance and maintains freshness. Misting reduces produce shrink by an average of 50%.

Our new Low Profile Locking Mist Bar will replace existing misting bars which will control the direction of the spray eliminated potential hazards.  Existing mist bars require constant attention to ensure water does not spray onto the mirrors in the back of the display case or on the floor in front of the display case.  The new low profile locking mist bar is easily adjustable and locks into place eliminating potential problems.  It will also be available in black or white and is largely hidden from the shopper as it easily attaches within the produce display case. It is easy and quick to install as components snap-together and can be fitted to any produce case configuration, including multi-deck, open bed, or conventional displays. The individual misting nozzles feature 180 degree adjustability which gives precise coverage over the product and reduces over-misting.

Intellectual Property

We own four patents on hardware for misting and humidification systems. We also have access, through our majority shareholder-in-common, to Avantec’s patents covering dry-media chlorine dioxide technology which we intend to utilize in retail grocery applications.

Manufacturing

The Company in not dependent on any one company for the manufacturing of its products.  Currently all products are manufactured at its facility in Lake Oswego, Oregon.  The facility is under lease and has sufficient space to provide for future expansion.  In addition product components are accessed from a number of suppliers.  The Company uses several suppliers for each component.

Distribution

Raytec has used a combination of direct sales, distributors and manufacturer's representatives for selling products, services and installations. In our experience the use of distributors and manufacturer's representatives can be successful if the right representative is selected followed by an on-going training program.

Backlog

The Company does not currently have a significant backlog, as equipment orders are typically filled from inventory on hand.

Research and Development

Much of our Research and Development for the last 5 years has been in conjunction with related company Avantec Technologies regarding dry-media chlorine dioxide applications. Raytec is currently developing products incorporating Avantec’s dry chlorine dioxide media for use in retail grocery applications. In conjunction with Avantec, we plan on introducing new chlorine dioxide products for sanitation and odor control for the grocery market.

Licenses, Patents and Trademarks

We currently have U.S. and International patents covering our produce misting, humidification and odor control technologies. We have also registered United States trademarks for our marketed brands, including Benchmark. Avantec owns a number of trademarks, including SurfGUARD and NosGUARD which are available to the Company for use.

Employees

We currently have employee-based technicians located in 13 states, authorized technician agencies in 13 additional states, and preferred supplier agencies in the remainder of the United States.

As of November 30, 2004 we have 32 employees located throughout the United States.

Competition

The market for produce misting and humidification market is not dominated by any large companies but instead has many small product providers and service contractors. Currently, we believe we are the largest service provider of produce misting and humidification products in the United States.

Dry Media Chlorine Dioxide products are a relatively new product and there is currently no large established market for the products within the Company’s market segment.

Government Regulation

Our products are subject to various local, state, and federal regulations in the United States and Internationally. Additionally, our dry media chlorine dioxide products are regulated by the Environmental Protection Agency (EPA) in the United States and various environmental agencies internationally. Our products were developed to comply with all applicable existing regulations, and qualify as non-hazardous products and require no special handling or disposal requirements.

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

Forward-Looking Statements

The following Selected Financial Data should be read in conjunction with the Company’s financial statements which are included elsewhere in this Registration Statement.

The following discussion contains forward-looking statements regarding the Company, its business, products, prospects, and results of operations which involve certain risks and uncertainties and are inherently uncertain. Our actual business and results of operations could differ materially from those that may be expressed or implied by such forward-looking statements.

Critical Accounting Policies

Revenue Recognition:  Revenue on sales of perishable control systems is recognized upon substantial completion of performance. Performance is considered to be substantially complete upon shipment of goods. Revenue on service contracts is recognized as the service is provided over the life of the service contract. Amounts billed for service contracts not yet completed is recorded as deferred revenue.

Foreign Currency Translation:  Monetary items denominated in a foreign currency are translated into US dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

Inventories:  Inventories are valued at the lower of cost and net realizable value. Cost is determined using first-in, first-out (FIFO) method. The Company periodically reviews its inventories for excess, close-out or slow moving items and makes provisions as necessary to properly reflect inventory value.

Financial Instruments:  The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents, accounts receivable, short-term indebtedness and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments. Long-term debt, advances from related parties and advances from parent company also approximate their fair value.

Capital Leases:  Capital leases are amortized over the lesser of the estimated useful life of the equipment or the remaining term of the underlying lease.

Accrued Warranty Expense:  The reserve for product warranties is based upon warranty experience.

Research and Development:  Expenditures for research and development are expensed as incurred.

Results of Operations

Demand for the Company’s products from the retail grocery sector began to decline in 2001 which coincided with a general economic downturn in the United States. Total Sales fell from $4,829,069 in 2001 to $2,543,980 in 2004. Our management recognized that the decline in revenues was likely to persist until the general economic climate improved; Therefore, we actively reduced costs and refocused our sales efforts on both new and higher margin products. We also strengthened our sales efforts toward offering service and maintenance contracts to existing customers. Through these efforts, we have been able to report net income of $46,127 in 2004 compared to a net loss for 2003 to ($72,990) and ($692,667) in 2002.

For the 6 months ended April 30, 2005, the Company’s unaudited results include sales of $1,130,899, down 8.4% from sales of $1,234,015 reported in the period ended April 30, 2004. Cost of Goods Sold was ($788,471) compared to ($755,344) in the prior year’s period. Selling Expenses were ($62,137), down from the ($115,438) as the Company’s refocused sales efforts resulted in lower costs. General and Administrative Expenses fell slightly to ($298,932) from ($302,342), with large declines in expenses occurring in Amortization and depreciation of ($4,605) compared to ($10,404); Bad Debts of nil compared to ($11,756); Professional fees of ($16,137), down from ($26,638); and Telephone and communications, which fell to ($2,800) from ($15,726). Large increases occurred in General Operating Expenses, which rose to ($78,118) from ($61,286), and Salaries and Benefits, which rose to ($105,853) from ($98,951). Research and Development expense was ($11,506) compared to zero in the prior year’s period, as the Company resumed funding development of new products. Other Income totaled $90,994, and the Net Income for the Period was $72,353, or $0.01 per share.

For the year ended October 31, 2004, the Company reported sales of $2,543,980, which was down 6.8% from sales of $2,731,191 in the prior year. The sales decline was attributable to continued economic weakness in the U.S. grocery market. Cost of sales was ($1,595,893), or 62.7% of sales, compared to ($1,759,780), or 64.4% of sales, in the prior year. The decline was due to management continuing its work to secure higher margin contracts. Selling expenses rose slightly to ($90,580) from ($75,325). General and Administrative Expenses fell to ($855,664) from ($1,016,514) as management worked to reduce costs, including Salaries and Benefits, which fell to ($355,856) from ($396,508), and Research and Development, which declined to ($9,090) from ($35,450). Income before other items totaled $1,843. Other Income and Expenses included Miscellaneous Income of $44,388 and Loss on disposal of Capital Assets of ($104). Earnings per Share for the Year was $0.01.

For the year ended October 31, 2003, the Company reported Sales of $2,731,191, which was down from $3,402,323. The decline in sales was due to general economic weakness in the United States market. Cost of sales was ($1,759,780), or 64.4% of sales, compared to ($2,586,563), or 76.0% of sales, in the prior year. The higher gross margin was due to management’s efforts to secure higher-margin contracts. This resulted in higher gross profit for the year of $971,411 compared to $815,760 in the prior year. Selling Expenses totaled ($75,325) compared to ($152,592) as management refocused its sales efforts on newer products. General and Administrative Expenses fell to ($1,016,514) from ($1,260,850) as management actively worked to reduce its administrative costs. Loss before other Items fell to ($120,428) from ($597,682). Net Loss after other items was ($72,990) compared to ($692,667) in the prior year. In November 2003, Winn-Dixie Stores renewed its US$1.1 million annual service contract with the Company.

US and Foreign Sales

For the remainder 2005, we are projecting an overall increase in equipment sales in fiscal 2005 due to the rebuilding of the Company’s sales and distribution channels. We also anticipate introducing several new products to the marketplace. This includes products developed in conjunction with, and are under license from, Avantec Technologies, a company with common directors in which Raytec Development also holds a majority position. These products include a sanitation kit based upon dry-media chlorine dioxide. We also intend to increase our efforts to secure new service contracts. The market for servicing and maintaining misting and humidification products is highly fragmented. In contrast, the retail grocery market has become more concentrated through industry consolidation. By increasing the number and distribution of our Company technicians, we believe we can offer a more cost-effective solution to national grocery chains.

Liquidity and Capital Resources

As of October 31, 2004, the end of our most recent fiscal year, we had a Working Capital deficit of ($1,355,933), Short-term indebtedness as of October 31, 2004 totaled $448,362. This amount is represented by a line of credit with a limit of $800,000. This line of credit is secured by a first lien position on our accounts receivable, contract rights, chattel paper, documents, instruments, general intangibles and inventories. It bears interest at 0.05% on the daily balance equivalent to 1.5% per month.

We also have a Promissory Note which has matured on April 30, 2005 in the amount of $439,500. This Note bears interest at 8% per year and is secured by a pledge of the Company’s common stock.  The note has been extended on a month to month basis and the Company is current with its scheduled payments. We also are in default on a Promissory Note in the amount of $17,039 which was due October 31, 2004.  The Company is currently making monthly payments in conjunction with the agreement of the note holder.

We have received $1,981,797 in advances from our parent company, Raytec Development. The advances are unsecured, without interest or fixed terms of repayment. Management has confirmed that repayment will not be demanded during Fiscal 2005. Included in our accounts payable is $231,409 owing to Directors of the Company and a company with directors in common. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

During the six months ended April 30, 2005, our activities used cash of $60,799, including $58,431 paid for interest. As of April 30, 2005, our Working Capital deficit was ($1,448,179), and our cash and cash equivalents were zero.  In order to meet our current and long-term obligations as well as our anticipated working capital needs, the Company will require additional sources of capital. At this time, we are utilizing our line of credit for immediate cash needs. In addition, we estimate we will require additional working capital for the remainder Fiscal 2005 and to support our anticipated service expansion and introduction of new products.

Off Balance Sheet Arrangements

Currently we have no off-balance sheet arrangements.

Risk Factors

Since fiscal 2001, we have experienced a significant decrease in revenue.

In fiscal 2004 ended October 31, 2004, our revenue decreased to $2,543,980 from $2,731,191 in fiscal 2003, from $3,402,323 in fiscal 2002 and from $4,829,069 in fiscal 2001. Our revenue depends in large part on receiving new product orders from our customers as well as ongoing service contract revenues. During the remainder of fiscal 2005, we anticipate the introduction of new products as well as hiring additional service personnel in an effort to secure new service contracts. These efforts will use significant amounts of management’s time as well as require additional funding. These efforts may not be successful in generating additional sales and service revenues.

Our Auditor has issued a “Going Concern” Opinion:

For the most recent fiscal year ended October 31, 2004, the Company’s auditor has issued a “Going Concern” opinion. The auditor states there is substantial doubt that the Company will be able to continue as a going concern.

We currently have a working capital deficit and require significant additional capital to meet our outstanding and anticipated obligations.

As of October 31, 2004, the end of our most recent fiscal year, we had a working capital deficit of ($1,355,933). We require additional capital to meet our current working capital needs. There can be no assurance that additional capital will be available, either at all or on terms favorable to the Company. Any sale of new common stock or convertible securities would have the effect of diluting the ownership interest of current shareholders. The absence of additional capital will have a material adverse effect on our operations and prospects.

We have significant outstanding debt and have not repaid two matured Promissory Notes:

We owe our parent corporation, Raytec Development, $1,981,797 for cash advances received. Our current amount of outstanding debt limits our ability to borrow additional funds. In addition, we are in default on a Promissory Note in the amount of $17,039 which was due on October 31, 2004, and have not repaid a Promissory Note which matured April 30, 2005 in the amount of $439,500. Although we have agreements with the Note holders maintain the Notes and make monthly payments on the balance and/or interest due, the holders could demand repayment at any time. If this were to occur, the Company may not have the funds required to meet the demand and be forced to reduce our operations or cease business altogether.

Certain of our debt is secured by our assets:

We currently have an $800,000 line of credit that we draw upon to fund certain of our working capital needs. This line of credit is secured by a first lien position on our accounts receivable, contract rights, chattel paper, documents, instruments, general intangibles and inventories. If this line of credit were withdrawn and we were unable to secure alternate forms of cash financing, we could lose a substantial portion of our assets which could force us to reduce our operations or cease business altogether.

A single customer accounts for a significant portion of our revenue:

We currently have a $1.1 million dollar contract with Winn-Dixie to perform maintenance services on installed misting and humidification equipment. This contract represents approximately 43% of our revenue for fiscal 2004. The contract is typically for a one-year period and renewed on an annual basis. There is no guarantee that the contract will be renewed in future years. If we were to lose this contract, it would have a significant negative effect on our business and financial position.

We depend on certain non-employees and outside contractors for a portion of our business:

Some of our products are installed and maintained by outside agents. Although authorized agents are supervised by the Company and trained to install our products utilizing our procedures and to our specifications, there can be no guarantee that our agents will install and maintain our products correctly. We may be liable for the actions of our installation and maintenance agents if our products function incorrectly, injure people or damage property. Although we maintain general liability insurance, there is no guarantee any fault may be covered by our policies, or that any liability will be covered by our policy limits.

Although we have patents and trademarks, there can be no guarantee that these will withstand a challenge from an outside party, or that they do not infringe on a previous issued patent or trademark. Litigation to enforce or defend our patents and trademarks may be necessary and, regardless of outcome, could result in substantial costs and use of capital which would have a material negative effect on our business, operations and financial condition.

The majority of our common stock is held by former parent Raytec Development:

Raytec Development currently holds an 80% ownership interest in the Common Stock. They will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of Raytec Development, its management, and its shareholders.

There is no trading market for our common stock:

Until recently, we were a wholly-owned subsidiary of Raytec Development. There is currently no trading market for our common stock. Upon clearance of this registration statement, we intend to seek a Bulletin Board listing. There is no assurance that we will be successful in obtaining a listing for our common shares. Even if we do obtain a listing, an active and liquid trading market may not materialize and shareholders and potential investors may have difficulty in buying and selling our common shares.

We are largely dependent upon our management and Directors:

We are dependent upon our senior management of Jerry Minni and Robert Thompson. The loss of the services of either or both of these individuals would have a material negative effect on our business and operations. We do not carry any “Key Man” insurance on these individuals, nor do we plan to secure any coverage. Our growth dependent upon attracting and hiring additional qualified and trained personnel. If we are unable to hire and retain personnel, it would have a significant negative effect on our business and financial position.

Certain of our Officers and Directors serve with other Companies:

Jerry A. Minni, Chief Executive Officer and Chairman of the Board, also serves as President and Chairman of Raytec Developments, the majority owner of our stock, and as a Director of Avantec Technologies, a supplier and business partner to the Company and which is also majority owned by Raytec Developments. These other positions may create conflicts of interest with the Company which could have a negative effect on our business.

Challenges to our intellectual property rights would have a material adverse effect on our business:

The success of our business plan depends in part upon the protection of our proprietary products. The Company has obtained patents and trademarks to establish, protect and enforce our intellectual property rights. There is no assurance that these patents and trademarks will be sufficient to protect our proprietary rights. Other companies may reverse engineer or make unauthorized copies of our technology.  If litigation is required to enforce our rights, the process, even if successful, would require significant time, effort and capital, and would have a negative effect on our business and financial position.

Certain of our products are covered by environmental laws and regulations:

The manufacture, sale and use of certain our products are regulated by environmental laws and regulations, including those of the Environmental Protection Agency in the United States. Although we believe we are in compliance with all applicable laws and regulations, there is no assurance that we will remain in compliance or, if the laws change, that we can continue to manufacture and sell such items at a profit.

The Articles of Incorporation Contain Indemnification of Officers and Directors:

The Company is incorporated in the State of Nevada. Nevada statutes provide for the indemnification and limited liability of a Nevada Corporation’s directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy is contained within the Company’s Articles of Incorporation as Part IX and could result in substantial expenditures by the Company which would have a significant negative effect on its financial position.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules:

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Company’s shares, which could severely limit the market liquidity of the shares and impede the sale of the Company’s shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

ITEM 3.  DESCRIPTION OF PROPERTY

Our operations are conducted from a 8,750 square-foot facility located in Lake Oswego, Oregon. The space is leased through September 2006 at $6,908 per month. We have a right of first refusal on any new leases for the space. The amount of space is adequate for our current needs.

We also lease approximately 2,780 square feet in Reno, Nevada. The rent is $2,676 per month and runs through March 2005. The space is currently sub-leased to a tenant through the lease term at $1,410. The space is excess to our current needs, and we have no plans to renew the lease upon expiration.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists the share ownership of the Company’s officers and directors and of each person or company known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding common stock as of September 30, 2004.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Shares Outstanding (1)

Raytec Development Corp.	8,000,000	80.0%
Jerry A. Minni	311,000 (2) (3) & (4)	3.11%
Robert Thompson	15,000	0.15%
Meeco Holdings	610,000 (5)	6.10%

All Officers/Directors/5% Holders	8,157,000	81.57%

(1)  based upon 10,000,100 common shares outstanding as of October 31, 2004

(2)  5,000 of these common shares are held in the name of Minni Family Trust.

(3)  6,000 of these common shares are held in the name of companies controlled by Jerry A. Minni and/or his spouse.

(4)  150,000 of these common shares are held in the name of his spouse.

(5)  Meeco Holdings is a company owned by Ernest G. Goggio which also holds a note payable from the company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Officers and Directors of the Company as of November 30, 2004 are set forth in the table below.

Name	Positions	Age

Jerry Minni (1)	Chief Executive Officer and Chairman	45

Robert Thompson (2)	President, Chief Operating Officer, Corporate Secretary and Director	44

(1)

Mr. Minni was appointed as a Director in January, 1998. He was appointed Chief Executive Officer in December, 2001

(2)

Mr. Thompson was appointed Corporate Secretary in May 2001; he was appointed as a Director in July 2002; he was appointed President and Chief Operating Officer in November 2002.

Jerry A. Minni has been a Director of the Company since January 1998 and was appointed Chief Executive Officer in December 2001. He has over twenty years of experience in business investments, corporate reorganization and corporate finance. He is the President, Director, and Chief Executive Officer of Raytec Development Corp, the Company’s majority owner. He is also a Director of Avantec Technologies, a public company which is also majority owned by Raytec Development. Mr. Minni is a Certified General Accountant and has over 20 years of accounting experience and is a partner of J.A. Minni & Associates, Certified General Accountants, in Vancouver, British Columbia, and a 50% owner of JVM Management, a corporate management company. He is also an officer and director of several other public companies, including: A Director and Chief Financial Officier of Amera Resources Corp.and a Director of Global Sortweb.com Inc.    Mr. Minni devotes approximately 20% of his time on the Company’s affairs.

Robert L. Thompson was appointed President and Chief Operating Officer in November 2002. He also serves as Corporate Secretary and as a Director. He is a Certified Public Accountant and has over 15 years of accounting experience with both public and private companies. Before joining the Company, Mr. Thompson spent six years with the big six accounting firms of Coopers and Lybrand and Deliottes and Touche and was also Seniro Operations Manager and Controller of a specialty fertilizer company. Mr. Thompson devotes 100% of his time to the Company’s affairs.

ITEM 6.  EXECUTIVE COMPENSATION

All compensation paid to Officers and Directors in each of the last 3 fiscal years ended October 31 is set forth in the table below:

Fiscal

Year

Salary

Benefits

Bonus

Total

Robert L Thompson

   President, Secretary

   & Director

2004

$67,000

$6,453

$0

$73,453

2003

$67,000

$6,453

$0

$73,453

2002

$70,000

$2,785

$0

$70,285

Jerry A. Minni

   Chairman, Chief

   Executive Officer

   & Director

2004

$42,000

$0

$0

$42,000 (1)

2003

$42,000

$0

$0

$42,000 (1)

2002

$42,000

$0

$0

$42,000 (1)

(1) Accrued and unpaid

Executive Employment Agreements

There are written employment agreements between the Company and Robert L. Thompson and Jerry A. Minni, our Officers and Directors.

Robert Thompson’s employment agreement requires an annual base gross salary of $75,000, and Jerry Minni’s employment contract requires an annual base gross salary of $42,000. Both salaries are subject to annual review at the discretion of the Board of Directors, but shall not be less than that paid in the prior year. Their terms of the employment is until terminated only under the occurrence of specific events, including:

1.

The death or Permanent Disability of the Executive;

2.

Raytec's election to terminate the Executive for Cause;

3.

the mutual agreement by the Executive and Raytec to terminate the Executive's employment under this Agreement;

4.

the Executive's election to terminate the Executive's employment under this Agreement, provided that the Executive gives Raytec at least 60 days prior written notice of the Executive's intent to terminate; or

5.

Raytec's election to terminate the Executive's employment under this Agreement without Cause, provided that Raytec gives the Executive prior written notice of Raytec's intent to terminate, after Raytec has reimbursed the Executive for all outstanding expenses, loan advances and salary owed to the Executive, such notice to expire on the later of (i) December 31, 2006 or (ii) twelve weeks from the date of such notice, or reasonable compensation in lieu of notice.

Copies of both employment contracts are included as exhibits to this Registration Statement.

The Company currently has no stock option plan and no stock options outstanding. In order to attract and retain qualified Officers, Directors, Consultants and Key Employees, we intend to adopt a stock option plan during Fiscal 2005.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Until Fiscal 2004, the Company was a wholly-owned subsidiary of Raytec Development Corp. Development currently holds 8,000,000 common shares of the Company, or 80% of the issued and outstanding common stock. Jerry Minni, our Chief Executive Officer and Chairman, currently serves as an Officer and Director of Raytec Development.

On July 26, 2002, we entered into an agreement with Raytec Technologies Inc. (now Avantec Technologies) where we were granted distribution right in North America to sell and distribute Avantec’s dry-media chlorine dioxide products to the retail food industry. We are required to maintain to pay Avantec a royalty equal to 3% of gross sales in addition to purchasing product from Avantec.  Avantec is also majority owned by Raytec Development Corp. and Jerry Minni, our Chief Executive Officer and Chairman, also serves as an Officer and Director of Avantec.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock:  We are authorized to issue 50,000,000 shares of common stock, no par value. As of October 31, 2004, 10,000,100 common shares were issued and outstanding.

Liquidation Rights: Shareholders are entitled to share equally in the assets of the Company available for distribution to shareholders after the payment of all debts and liabilities, upon liquidation or dissolution of the Company.

Dividend Rights: There are no limitations or restrictions upon the Board of Directors to declare dividends. The Company has not paid any dividends to date and the Board of Directors currently intends to retain any earnings for working capital to fund the Company’s growth.

Voting Rights: Common stockholders are entitled to one vote per common share held. No shareholders have any special rights from any other shareholders.

Transfer Agent: The Company’s transfer Agent is:

Transfer Online, Inc.

317 SW Alder Street, 2nd Floor

Portland, Oregon 97204

(503) 227-2950

www.transferonline.com

PART II

ITEM 1.  MARKET PRICE AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is not currently traded on any public market. Once our Registration Statement is cleared by the Securities and Exchange Commission, we intend to apply for trading on the NASD Over-The-Counter Bulletin Board.

Holders:  As of September 30, 2004, we had 111 holders of record of our common stock.

Dividends:  Shareholders are entitled to receive such dividends as may be declared by our Board of Directors.

Reports to Shareholders: We will furnish our shareholders with annual reports containing audited financial statements and all other periodic reports as required under the Securities Exchange Act of 1934. We are voluntarily filing this Form 10-SB with the Securities and Exchange Commission with the intention of establishing Raytec as a reporting company. Upon the effectiveness of this registration statement, we will be required to comply with all periodic reporting, proxy solicitation and other applicable requirements under the Securities Exchange Act of 1934.

ITEM 2.  LEGAL PROCEEDINGS

The Company has been a defendant in several legal actions related to past due accounts that have arisen in the normal course of business. We do not consider the outcome of these proceedings to be material to our financial position.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no changes or disagreements with our auditors since the completion of our offering.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

During the last 2 years, the Company has sold the following securities that were not registered under the Securities Act of 1933, as amended:

In October 2003, we began the offering of 2,000,000 common shares of the Company in two separate offerings. All shares of the offering were sold, and each common share was sold at a price of $0.17 for total proceeds from the offerings of $340,000.

Under the first offering, 1,259,300 common shares were sold to 85 non-United States Residents under Regulation S of the Securities Act of 1933. None of the purchasers were U.S. persons as defined in Rule 902(k) of Regulation S. Subscribers to the Regulation S offering acknowledge that the securities purchased must remain outside the United States until the Regulation S holding period is satisfied, and that the certificates contain a legend to that effect. No commissions were paid on the sale of these shares.

Under the second offering, a total of 740,700 shares were sold to 26 United States residents. Each of the sales was made pursuant to exemptions from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and Rule 506 of Regulation D.  Each of the certificates issued in connection with the above offerings contained a restrictive legend which restricts the resale of such certificates until resale requirements under the Act have been satisfied. No commissions were paid on the sale of these shares. Under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale.   Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our Articles of Incorporation.

Under the Nevada Revised Statutes (NRS 78.7502), officers, directors, employees and agents may be granted immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation.

Article IX of our Articles of Incorporation states these certain indemnification rights and limitations.  It provides that we possess and may exercise powers of indemnification for officers, directors, employees, agents and other persons.  Our Board of Directors is authorized and empowered to exercise all of our powers of indemnification, without shareholder action.  Our assets could be used to satisfy any liabilities subject to indemnification. Exceptions to the indemnification occur for acts of omission which involve intentional misconduct, fraud, a knowing violation of the law or the payment of dividends in violation of NRS 78.300.

PART F/S

RAYTEC CORPORATION

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2004 and 2003

(Stated in US Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders,

Raytec Corporation

We have audited the accompanying consolidated balance sheets of Raytec Corporation and subsidiaries as of October 31, 2004 and 2003 and the related consolidated statements of operations, stockholders’ deficiency and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  The financial statements for the year ended October 31, 2002 were audited by other auditors, whose report dated March 8, 2003 expressed an unqualified opinion on those statements.  Our opinion on the statements of operations, cash flows and stockholders’ equity, insofar as it relates to amounts for the year ended October 31, 2002, is based on the report of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also included assessing the accounting principals used and significant estimates made by management as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of Raytec Corporation and subsidiaries as of October 31, 2004 and 2003 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements the Company is dependent on its ability to raise capital from stockholders or other sources to sustain operations.  These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern.  Management plans in regard to their planned financing and other matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	”AMISANO HANSON”
February 28, 2005	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

RAYTEC CORPORATION

CONSOLIDATED BALANCE SHEETS

October 31, 2004 and 2003

(Stated in US Dollars)

ASSETS	2004	2003
Current
Cash and cash equivalents	$ 60,799	$ 27,911
Accounts receivable – Note 3	301,809	508,676
Inventories	258,470	273,340
Prepaid expenses	36,806	25,282

	657,884	835,209
Advances to affiliated company – Note 4	235,702	115,372
Property and equipment – Note 5	32,181	51,351
Intangibles – Note 6	15,541	18,962

	$ 941,308	$ 1,020,894

LIABILITIES

Current
Short term indebtedness – Note 7	$ 448,362	$ 463,413
Accounts payable and accrued liabilities – Note 11	676,991	789,189
Due to directors – Note 11	231,409	176,365
Deferred revenue	195,128	201,262
Current portion of long-term debt – Note 8	461,927	28,302

	2,013,817	1,658,531
Long-term debt – Note 8	-	450,000
Advances from parent company – Note 9	1,981,797	2,012,796

	3,995,614	4,121,327

STOCKHOLDER’S DEFICIENCY

Capital stock
Common stock, 50,000,000 shares authorized, without par value
10,000,100 common shares issued and outstanding (2003: 100 shares)	340,200	100
Capital stock subscriptions	-	340,000
Deficit	(3,394,506)	(3,440,533)

	(3,054,306)	(3,100,433)

	$ 941,308	$ 1,020,894

Nature and Continuance of Operations – Note 1

Commitments – Note 10

RAYTEC CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended October 31, 2004, 2003 and 2002

(Stated in US Dollars)

	2004	2003	2002

Sales	$ 2,543,980	$ 2,731,191	$ 3,402,323
Cost of sales	1,595,893	1,759,780	2,586,563

Gross profit	948,087	971,411	815,760

Selling expenses	90,580	75,325	152,592

General and administrative expenses
Amortization and depreciation	19,028	29,649	119,825
Bad debts	22,977	13,000	8,726
Director’s fees – Note 11	42,000	42,000	-
General operating expenses	204,994	297,432	367,084
Interest and bank charges	116,412	119,897	173,605
Professional fees	57,913	44,864	60,555
Salaries and benefits	355,856	396,508	443,518
Repair and maintenance	249	5,392	11,066
Research and development – Note 11	9,090	35,450	4,604
Telephone and communications	27,145	32,322	71,867

	855,664	1,016,514	1,260,850

Income (loss) before other items	1,843	(120,428)	(597,682)

Other income (expenses)
Miscellaneous income – Note 11	44,388	77,879	43,297
Restructuring and other expenses	-	-	(146,238)
Gain (loss) on disposal of capital assets	(104)	(30,441)	7,956

	44,284	47,438	(94,985)

Net income (loss) for the year	$ 46,127	$ (72,990)	$ (692,667)

Basic earnings per share	$ 0.01	$ N/A	$ N/A

Weighted average shares outstanding	7,123,388	N/A	N/A

RAYTEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended October 31, 2003, 2002 and 2001

(Stated in US Dollars)

	2004	2003	2002
Operating activities
Net income (loss) for the year	$ 46,127	$ (72,990)	$ (692,667)
Adjustments to reconcile net loss to cash flows used in operating activities
Amortization and depreciation	33,787	29,649	119,825
Bad debts	22,977	13,000	8,726
Write-down of goodwill	-	24,681	146,238
Loss (gain) on disposal of capital assets	104	30,441	(7,956)
Changes in working capital assets and liabilities – Note 13	123,947	83,913	362,992

Cash provided by (used in) operating activities	226,942	108,694	(62,842)

Financing Activities
Repayment of parent company advances – net	(30,999)	(107,383)	(777,605)
Increase (decrease) in short term indebtedness	(15,051)	(56,519)	33,786
Repayment of long term debt - net	(16,374)	(1,179)	(115,775)
Capital stock subscriptions	-	86,653	253,347

Cash used in financing activities	(62,424)	(78,428)	(606,247)

Investing Activities
Advances from (to) affiliated companies	(120,330)	(1,595)	649,305
Acquisition of property and equipment – net	(11,300)	(760)	(22,481)

Cash provided by (used in) investing activities	(131,630)	(2,355)	626,824

Increase (decrease) in cash during the year	32,888	27,911	(42,265)
Cash and cash equivalents, beginning of the year	27,911	-	42,265

Cash and cash equivalents, end of the year	$ 60,799	$ 27,911	$ -

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ 112,535	$ 112,155	$ 69,567

Income taxes	$ -	$ -	$ -

RAYTEC CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S DEFICIENCY

for the years ended October 31, 2004, 2003 and 2002

(Stated in US Dollars)

			Capital
	Common Stock		Stock
	Number	Amount	Subscriptions	Deficit	Total

Balance, October 31, 2001	100	$ 100	$ -	$ (2,674,876)	$ (2,674,776)
Capital stock subscriptions	-	-	253,347	-	253,347
Net loss for the year	-	-	-	(692,667)	(692,667)

Balance, October 31, 2002	100	100	253,347	(3,367,543)	(3,114,096)
Capital stock subscriptions	-	-	86,653	-	86,653
Net loss for the year	-	-	-	(72,990)	(72,990)

Balance, October 31, 2003	100	100	340,000	(3,440,533)	(3,100,433)
Capital stock subscriptions utilized	2,000,000	340,000	(340,000)	-	-
Capital stock dividend – Note 11	8,000,000	100	-	(100)	-
Net income for the year	-	-	-	46,127	46,127

Balance, October 31, 2004	10,000,100	$ 340,200	$ -	$ (3,394,506)	$ (3,054,306)

RAYTEC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2004 and 2003

(Stated in US Dollars)

Note 1

Nature and Continuance of Operations

The Company, which is located in Lake Oswego, Oregon, designs and manufactures perishable control systems for wholesale and retail grocery industry, which are sold worldwide both directly and through authorized distributors.  The Company was incorporated on January 27, 1998, in the State of Nevada.

The financial statements have been prepared on a going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business.  As at October 31, 2004, the Company had a working capital deficiency of $1,355,933 and has incurred losses since inception of $3,394,406.  Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due and/or attaining future profitable operations.  The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern.  These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

The Company plans to obtain additional financing by loans from its directors, however, there is no guarantee that additional funds will be received.  The Company may also solicit loans from other non-affiliated individuals, however, there is no assurance that such loans can be negotiated or that such financing will be available on terms favourable to the Company.  The Company may also obtain additional financing by the sale of its common stock, however, the Company is not publicly listed nor is its stock currently quoted or traded and currently there are no plans for the sale of common stock.  There can be no assurance that such additional funding will be available on acceptable terms, if at all.

Note 2

Significant Accounting Policies

a)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period.  Actual results could differ from those estimates.  Significant estimates and judgements made by management of the Company include matters such as collectibility of accounts receivable, realizability of inventories, estimated costs of warranty obligations, impairment of long-lived assets and valuation of deferred tax assets.

Note 2

Significant Accounting Policies – (cont’d)

b)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  All inter-company transactions and balances have been eliminated.

c)

Revenue Recognition

Revenue is recognized when collection is reasonably assured.  On sales of perishable control systems revenue is recognized upon substantial completion of performance.  Performance is considered to be substantially complete upon shipment of goods. Revenue on service contracts is recognized as the service is provided over the life of the service contract. Amounts billed for service contracts not yet completed is recorded as deferred revenue.

d)

Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into US dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred.  Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date.  Gains or losses arising from the translations are included in operations.

e)

Inventories

Inventories are valued at the lower of cost and net realizable value.  Cost is determined using the first–in, first–out (FIFO) method.  The Company periodically reviews its inventories for excess, close-out or slow moving items and makes provisions as necessary to properly reflect inventory value.

f)

Amortization and Depreciation

Amortization and depreciation is recorded over the useful lives of the assets which are estimated to be as follows:

Property and equipment:

Automobiles

3 to 5 years

Equipment

3 to 5 years

Equipment under capital leases

5 years

Furniture and fixtures

3 to 5 years

Leasehold improvements

3 years

Patents and trademarks

17 years

Note 2

Significant Accounting Policies – (cont’d)

g)

Goodwill and Intangible Assets

The Company has adopted the provisions of the Statement of Financial Accounting Standards (“FAS”) No. 142, “Goodwill and Intangible Assets". Under FAS 142, goodwill and intangible assets with indefinite lives are not amortized but are annually tested for impairment. The determination of any impairment includes a comparison of the estimated future operating cash flows anticipated during the remaining life for the net carrying value of the asset as well as a comparison of the fair value to the book value of the Company or the reporting unit to which the intangibles can be attributed.

h)

Accrued Warranty Expense

The reserve for product warranties is based upon warranty experience.

i)

Research and Development

Expenditures for research and development are expensed as incurred.

j)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents, accounts receivable, short-term indebtedness and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments.  Advances to affiliated company, due to related parties, long-term debt and advances from parent company also approximate their fair value.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Financial instruments, which potentially subject the Company to credit risk, consist of bank deposits and accounts receivable.  Cash is deposited with high credit quality financial institutions.  Accounts receivable consist of amounts receivable from trade and other receivables.  The Company does not require collateral or other securities to support accounts receivable.  The Company estimates its allowance for doubtful accounts based on the analysis of specific accounts and its operating history.

The Company is subject to credit risk as it earned revenue from a major customer accounting for more than 10% of its sales in each of 2004 and 2003.  Revenue from this customer totalled $1,197,819 and $1,182,143 in 2004 and 2003 respectively.

k)

Capital Leases

Capital leases are amortized over the lesser of the estimated useful live of the equipment or the remaining term of the underlying lease.

Note 2

Significant Accounting Policies – (cont’d)

l)

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

m)

Income Taxes

The Company follows FAS No. 109, “Accounting for Income Taxes” which requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carry forwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

n)

Earnings per share

Basic earnings per share are calculated by dividing the net income by the weighted average number of common shares outstanding.

o)

New Accounting Standards

Management does not believe that any recently issued but not effective accounting standards if currently adapted could have a material affect on the accompanying financial statements.

p)

Comprehensive Income (loss)

The Company has not had any transactions in comprehensive income (loss) for the periods presented, except for net income (loss).

Note 3

Accounts Receivable

	2004	2003

Trade	$ 346,736	$ 537,294
Other	2,488	1,914

	349,224	539,208
Less: allowance for doubtful accounts	(47,415)	(30,532)

	$ 301,809	$ 508,676

Note 4

Advances to Affiliated Company

The advances to Raytec Technologies, Inc., a company with common directors, are unsecured, without interest and due upon demand.  It is not anticipated that repayment will be demanded within the next fiscal year.

Note 5

Property and Equipment

	2004	2003

Automobiles	$ 67,114	$ 70,632
Equipment	134,878	150,635
Equipment under capital lease	12,433	12,433
Furniture and fixtures	10,117	10,117
Leasehold improvements	2,320	2,320

	226,862	246,137
Less: accumulated depreciation	(194,681)	(194,786)

	$ 32,181	$ 51,351

Note 6

Intangibles

	2004	2003

Patents	$ 53,224	$ 53,224
Trademarks	4,939	4,939

	58,163	58,163
Less: accumulated amortization	(42,622)	(39,201)

	$ 15,541	$ 18,962

Note 7

Short-term Indebtedness

Short-term indebtedness at October 31, 2004 and 2003 is represented by a line of credit with a limit of $800,000, is secured by a first lien position on accounts receivable, contract rights, chattel paper, documents, instruments, general intangibles and inventories and bears interest at 0.0417% on the daily balance equivalent to 1.25% per month.

Note 8

Long-term Debt

	2004	2003

Promissory note maturing April 30, 2005, secured by a pledge of the Company’s common stock, and bearing interest at 8% per annum.	$ 439,500	$ 450,000

Promissory note maturing February 15, 2003 is unsecured and repayable at $2,059 per month plus interest at 9% per annum. As at October 31, 2004, this note is in default.	17,039	23,599

Capital lease obligations, secured by related equipment, payable at $961 per month including interest at 23.52-28.86% per annum.	5,388	4,703

	461,927	478,302
Less: current portion	(461,927)	(28,302)

	$ -	$ 450,000

Note 9

Advances from Parent Company

The advances from parent company are unsecured, without interest or fixed terms of repayment.  Management has confirmed that repayment will not be demanded within the next fiscal year.

Note 10

Commitments

Annual operating lease commitments with respect to premises are as follows:

Year ended	Amount

October 31, 2005	$ 82,896
October 31, 2006	75,988

$ 158,884

Note 11

Related Party Transactions – Notes 4 and 9

The Company incurred (received) the following expenses (income) with directors or officers of the Company or with companies with directors or officers in common:

	2004	2003	2002

Miscellaneous income – management fees	$ (30,000)	$ (30,000)	$ (30,000)
Director’s fees	42,000	42,000	-
Research and development	-	34,509	-

	$ 12,000	$ 46,509	$ (30,000)

These transactions were measured by the exchange amount which is the amount agreed upon by the transacting parties.

During the year ended October 31, 2004, the Company declared a stock dividend of $100 payable by way of issuance of 8,000,000 common shares to Raytec Development Corporation, the Company’s parent company.

Included in accounts payable is $231,409 (2003: $210,874) owing to directors of the Company and a company with directors in common.  These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

The advances from directors are unsecured, non-interest bearing and have no specific terms of repayment.

Note 12

Corporation Income Taxes Loss Carryforward

The Company has accumulated net operating losses totalling $986,341, which can be used to offset taxable income of future years.  The losses expire as follows:

2019	$ 41,536
2021	372,552
2022	554,385
2023	17,868

$ 986,341

The significant components of the Company’s future income tax assets are as follows:

	2004	2003

Net operating losses	$ 335,356	$ 362,527
Less: valuation allowance	(335,356)	(362,527)

	$ -	$ -

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carrying-forward periods to utilize all future tax assets.

Note 13

Changes in Non-cash Working Capital Items

	2004	2003	2002

Accounts receivable	$ 183,890	$ 483	$ 302,351
Inventories	14,870	100,049	20,241
Prepaid expenses	(11,524)	36,578	36,805
Accounts payable and accrued liabilities	(112,199)	24,327	(65,885)
Due to directors	55,044	21,400	-
Deferred revenue	(6,134)	(6,924)	(22,520)
Advances from related parties	-	(92,000)	92,000

	$ 123,947	$ 83,913	$ 362,992

RAYTEC CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004
(Stated in US Dollars)

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS CONSOLIDATED STATEMENTS OF CASH FLOWS

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S DEFICIENCY NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

RAYTEC CORPORATION
CONSOLIDATED BALANCE SHEETS
APRIL 30, 2005 AND 2004
(Stated in US Dollars)

ASSETS

	2005	2004
CURRENT
Cash and cash equivalents	$ -	$ 17,579
Accounts receivable	312,333	252,122
Inventories	230,038	290,983
Prepaid expenses	25,039	34,575

	567,410	595,259

Advances to affiliated accompany (Note 3)	337,141	179,146
Property and equipment (Note 4)	37,585	45,142
Intangibles (Note 5)	13,545	17,251

	$ 955,681	$ 836,798

LIABILITIES

CURRENT
Short term indebtedness (Note 6)	$ 444,487	$ 272,710
Accounts payable and accrued liabilities	663,949	753,942
Due to directors	259,273	192,426
Deferred revenue	182,091	200,312
Current portion of long term debt (Note 7)	465,789	468,539

	2,015,589	1,887,929

Long term debt (Note 7)	-	-
Advances from parent company (Note 8)	1,922,045	1,994,879

	3,937,634	3,882,808

STOCKHOLDER’S DEFICIENCY

CAPITAL STOCK
Common stock, 50,000,000 shares authorized without par value

10,000,100 common shares issued and outstanding	340,200	340,200

DEFICIT	(3,322,153)	(3,386,210)

	(2,981,953)	(3,046,010)

	$ 955,681	$ 836,798

RAYTEC CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS PERIODS ENDED APRIL 30, 2005, AND 2004
(Stated in US Dollars)

	2005	2004
SALES	$ 1,130,899	$ 1,234,015
COST OF SALES	788,471	755,344
GROSS PROFIT	342,428	478,671
SELLING EXPENSES	62,137	115,438
GENERAL AND ADMINISTRATIVE EXPENSES Amortization and depreciation	4,605	10,404
Bad debts	-	11,756
Directors fees	21,000	21,000
General operating expenses	78,118	61,286
Interest and bank charges	58,431	56,416
Professional fees	16,137	26,638
Salaries and benefits	105,853	98,951
Repair and maintenance	482	165
Research and development	11,506	-
Telephone and communications	2,800	15,726
	298,932	302,342
INCOME (LOSS) BEFORE OTHER ITEMS	(18,641)	60,891
OTHER INCOME: Miscellaneous income	90,994	6,573
NET INCOME (LOSS) FOR THE PERIOD	$ 72,353	$ 54,323

RAYTEC CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIOD ENDED APRIL 30, 2005 AND 2004
(Stated in US Dollars)

	2005	2004
OPERATING ACTIVITIES Net income (loss) for the period	$ 72,353	$ 54,323
Adjustments to reconcile net loss to cash flows used in operating activities Amortization and depreciation	4,605	10,404
Changes in working capital assets and liabilities (note 11)	31,460	209,482
Cash provided by (used in) operating activities	108,418	274,209
FINANCING ACTIVITIES Repayment of parent company advances – Net	(59,752)	(17,917)
Increase (decrease) in short term indebtedness	(3,875)	(190,703)
Repayment of long term debt – Net	3,862	(9,763)
Capital stock dividends	-	100
Cash used in financing activities	(59,765)	(218,283)
INVESTING ACTIVITIES Advances from (to) affiliated companies	(101,439)	(63,774)
Acquisition of property and equipment – Net	(8,013)	(2,484)
Cash provided by (used in) investing activities	(109,452)	(66,258)
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(60,799)	(10,332)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	60,799	27,911
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ -	$ 17,579
Supplemental disclosure of cash flow information: Cash paid for: Interest	$ 58,431	$ 56,416
Income taxes	$ -	$ -

RAYTEC CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDER’S DEFICIENCY
FOR THE SIX MONTH PERIOD ENDED APRIL 30, 2005 AND 2004
(Stated in US Dollars)

Common Stock			Capital Stock
	Number	Amount	Subscriptions	Deficit	Total

Balance, October 31, 2004 and April 30, 2005	10,000,100	$ 340,200	-	$(3,322,153)	$(2,981,953)

RAYTEC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004

(Stated in US Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company, which is located in Lake Oswego, Oregon, designs and manufactures perishable control systems for wholesale and retail grocery industry, which are sold worldwide both directly and through authorized distributors. The Company was incorporated on January 27, 1998, in the State of Nevada.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and judgements made by management of the Company include matters such as collectibility of accounts receivable, realizability of inventories, estimated costs of warranty obligations, impairment of long-lived assets and valuation of deferred tax assets.

b)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated.

c)

Revenue Recognition

Revenue is recognized when collection is reasonably assured. On sales of perishable control systems revenue is recognized upon substantial completion of performance. Performance is considered to be substantially complete upon shipment of goods. Revenue on service contracts is recognized as the service is provided over the life of the service contract. Amounts billed for service contracts not yet completed is recorded as deferred revenue.

RAYTEC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2005 AND 2004

(Stated In Us Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

d)

Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into US dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

e)

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined using the first–in, first–out (FIFO) method. The Company periodically reviews its inventories for excess, close-out or slow moving items and makes provisions as necessary to properly reflect inventory value.

f)

Amortization and Depreciation

Amortization and depreciation is recorded over the useful lives of the assets which are estimated to be as follows:

Property and equipment:
Automobiles	3 to 5 years
Equipment	3 to 5 years
Equipment under capital leases	5 years
Furniture and fixtures	3 to 5 years
Leasehold improvements	3 years

Patents and trademarks	17 years

g)

Goodwill and Intangible Assets

The Company has adopted the provisions of the Statement of Financial Accounting Standards (“FAS”) No. 142, “Goodwill and Intangible Assets". Under FAS 142, goodwill and intangible assets with indefinite lives are not amortized but are annually tested for impairment. The determination of any impairment includes a comparison of the estimated future operating cash flows anticipated during the remaining life for the net carrying value of the asset as well as a comparison of the fair value to the book value of the Company or the reporting unit to which the intangibles can be attributed.

h)

Accrued Warranty Expense

The reserve for product warranties is based upon warranty experience.

RAYTEC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2005 AND 2004

(Stated In Us Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

i)

Research and Development

Expenditures for research and development are expensed as incurred.

j)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents, accounts receivable, short-term indebtedness and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments. Advances to affiliated company, due to related parties, long-term debt and advances from parent company also approximate their fair value. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Financial instruments, which potentially subject the Company to credit risk, consist of bank deposits and accounts receivable. Cash is deposited with high credit quality financial institutions. Accounts receivable consist of amounts receivable from trade and other receivables. The Company does not require collateral or other securities to support accounts receivable. The Company estimates its allowance for doubtful accounts based on the analysis of specific accounts and its operating history.

k)

Capital Leases

Capital leases are amortized over the lesser of the estimated useful live of the equipment or the remaining term of the underlying lease.

l)

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

m)

Income Taxes

The Company follows FAS No. 109, “Accounting for Income Taxes” which requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carry forwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

RAYTEC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2005 AND 2004

(Stated In Us Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

n)

Earnings per share

Basic earnings per share are calculated by dividing the net income by the weighted average number of common shares outstanding.

o)

New Accounting Standards

Management does not believe that any recently issued but not effective accounting standards if currently adapted could have a material affect on the accompanying financial statements.

p)

Comprehensive Income (loss)

The Company has not had any transactions in comprehensive income (loss) for the periods presented, except for net income (loss).

3.

ADVANCES TO AFFILIATED COMPANY

The advances to Avantec Technologies, Inc., a company with common directors, are unsecured, without interest and due upon demand. It is not anticipated that repayment will be demanded within the next fiscal year.

4.

PROPERTY AND EQUIPMENT

PROPERTY AND EQUIPMENT	2005	2004
Automobiles	$ 75,127	$ 67,114
Equipment	134,878	150,914
Equipment under capital lease	12,433	12,433
Furniture and fixtures	10,117	10,117
Leasehold improvements	2,320	2,320
	234,875	242,898
Less: accumulated depreciation	(197,290)	(197,756)
	$ 37,585	$ 45,142

RAYTEC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2005 AND 2004

(Stated In Us Dollars)

5.

INTANGIBLES

	2005	2004

Patents	$ 53,224	$ 53,224
Trademarks	4,939	4,939

	58,163	58,163
Less: accumulated amortization	44,618	40,912

	$ 13,545	$ 17,251

6.

SHORT-TERM INDEBTEDNESS

Short-term indebtedness at April 30, 2005 and 2004 is represented by a line of credit with a limit of $800,000, is secured by a first lien position on accounts receivable, contract rights, chattel paper, documents, instruments, general intangibles and inventories and bears interest at 0.0417% on the daily balance equivalent to 1.25% per month.

7.

LONG-TERM DEBT

	2005	2004

Promissory note maturing April 30, 2005, secured by a pledge of the Company’s common stock, and bearing interest at 8% per annum.	$ 439,500	$ 439,500

Promissory note maturing February 15, 2003 is unsecured and repayable at $2,059 per month plus interest at 9% per annum. As at April 30, 2005, this note is in default	15,039	17,039

Capital lease obligations, secured by related equipment, payable at $961 per month including interest at 23.52-28.86% per annum.	11,250	12,000

	465,789	468,539
Less: current portion	(465,789)	(468,539)

	$ -	$ -

RAYTEC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2005 AND 2004

(Stated In Us Dollars)

1.

ADVANCES FROM PARENT COMPANY

The advances from parent company are unsecured, without interest or fixed terms of repayment. Management has confirmed that repayment will not be demanded within the next fiscal year.

9.

COMMITMENTS

Annual operating lease commitments with respect to premises are as follows:

Year ended	Amount

October 31, 2005	$ 41,448
October 31, 2006	75,988

$ 117,436

1.

RELATED PARTY TRANSACTIONS

The Company incurred (received) the following expenses (income) with directors or officers of the Company or with companies with directors or officers in common:

	2005	2004

Miscellaneous income – management fees	$ (15,000)	$ (15,000)
Directors fees	21,000	21,000

	$ 6,000	$ 6,000

These transactions were measured by the exchange amount which is the amount agreed upon by the transacting parties.

11.

CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	2005	2004

Accounts receivable	$ (10,524)	$ 256,554
Inventories	28,432	(17,643)
Prepaid expenses	11,767	(9,293)
Accounts payable and accrued liabilities	(13,042)	(35,247)
Due to directors	27,864	16,061
Deferred revenue	(13,037)	(950)

	$ 31,460	$ 209,482

Part III

ITEM 1.   INDEX TO EXHIBITS

The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Name of Exhibit

3 (i)	Articles of Incorporation
3 (ii)	Bylaws of the Corporation
10 (i)	Employment Agreement with Jerry Minni
10 (ii)	Employment Agreement with Robert Thompson
23	Consent of Independent Auditors Amisano Hanson

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Raytec Corporation

Registrant

Dated: July 14, 2005	Signed: /s/ Jerry Minni
Jerry Minni, Chief Executive Officer and Chairman

Dated: July 14, 2005	Signed: /s/ Robert Thompson
Robert Thompson, President, CEO, Corporate Secretary and Director